File No. 70-8423

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      AMENDMENT NO. 11 (POST-EFFECTIVE) TO

                        FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                       CENTRAL AND SOUTH WEST CORPORATION
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75202

                                CSW ENERGY, INC.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660789
                               Dallas, Texas 75202

                             CSW INTERNATIONAL, INC.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660789
                               Dallas, Texas 75202

                  (Names of companies filing this statement and
                    addresses of principal executive offices)


                       CENTRAL AND SOUTH WEST CORPORATION
                 (Name of top registered holding company parent)

                                 Wendy G. Hargus
                                    Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75202

                                 Terry D. Dennis
                                    President
                                CSW Energy, Inc.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660789
                               Dallas, Texas 75202

                                 Terry D. Dennis
                                    President
                             CSW International, Inc.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660789
                               Dallas, Texas 75202

                                 Joris M. Hogan
                         Milbank, Tweed, Hadley & McCloy
                            One Chase Manhattan Plaza
                             New York, NY 10005-1413

                   (Names and addresses of agents for service)

                  Respectfully request that copies be sent to:

                                  Edwin F. Feo
                         Milbank, Tweed, Hadley & McCloy
                            601 South Figueroa Street
                                   30th Floor
                          Los Angeles, California 90017

                  Central  and South West  Corporation,  a Delaware  corporation
("CSW")  and a  registered  holding  company  under the Public  Utility  Holding
Company Act of 1935, as amended (the "Act"), CSW Energy, Inc., a Texas corporation and wholly-owned nonutility subsidiary of CSW ("Energy"), and CSW International, Inc., a Delaware corporation and wholly-owned nonutility subsidiary of CSW ("CSWI"), hereby file this Amendment No. 11 (post-effective) to the Form U-1 Application-Declaration (the "Application-Declaration") to amend and restate in its entirety Amendment No. 10 (post-effective) to the Application-Declaration, the effect of which is to amend the Application-Declaration in the manner described below. Except as provided in this Amendment No. 11, the Application-Declaration remains as previously filed. Each capitalized term used and not otherwise defined in this Amendment No. 11 shall have the meaning assigned to such term in the Application-Declaration as previously filed.
                  CSW and Energy  received  authority of the Commission by order dated November 3, 1994 (HCAR No. 26156) and a supplemental order dated September 27, 1995 (HCAR No. 26383) making effective the application-declaration in File No. 70-8423 (collectively, the "Orders"), among other things, (i) to organize CSWI and certain other subsidiaries meeting certain specifications set forth in the application-declaration in File No. 70-8423 (the "Project Parents") to invest in Exempt Projects in an amount up to 50% of CSW's "consolidated retained earnings" as determined in accordance with Rule 53(a)(1)(ii) under the Act for such investments for which there is recourse to CSW (which has since been increased to an amount up to 100% of CSW's "consolidated retained earnings," pursuant to HCAR 35-26693, dated January 24, 1997, as described below) and up to $3 billion for such investments for which there is not recourse to CSW, (ii) to fund such investments from time to time through issuances by CSW, CSWI and/or Project Parents of stock, partnership interests, promissory notes, commercial paper or other debt or equity securities (except, with respect to CSWI and/or Project Parents, for the issuance of securities otherwise exempt from the requirements of Commission approval, pursuant to Rule 52(b) under the Act) and
(iii) for CSW to provide guarantees of, and to arrange for letters of credit, bid bonds or similar credit support arrangements (collectively, the "Guarantees") concerning CSWI's or Project Parents' activities permitted under the Orders. In addition, the Orders in such file authorize CSW, directly or indirectly, to provide design, construction, engineering, operation, maintenance, management, administration, employment, tax, accounting, economic, financial, fuel, environmental, communications, energy conservation, demand side management, overhead efficiency, utility performance and electronic data processing services and software development and support services in connection therewith to Exempt Projects and (except for operation) to foreign electric utility enterprises that are not Exempt Projects (collectively, "Service Activities"). Such authorization expires on December 31, 1997.
                  In summary,  the Applicants  seek a supplemental  order of the
Commission (i) to extend the authorization under the Orders until December 31, 2002, (ii) under Sections 6(a), 7 and 12(b) of the Act, and Rule 43 thereunder, that authorizes Energy and/or CSWI, in connection with proposed investments by CSW, Energy and CSWI in direct or indirect subsidiaries of Energy or CSWI organized pursuant to authority (a) under Rule 58 ("Rule 58 Companies"), each of which subsidiaries will be an energy-related company, as such term is defined in Rule 58 under the Act, or (b) under the Orders, each of which subsidiaries will engage in Service Activities outside the United States ("Foreign Service Companies"), to guaranty the securities, or performance of payment obligations under agreements, of Rule 58 Companies and Foreign Service Companies1 in an aggregate amount not to exceed $200 million, (iii) under Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and Rules 43, 45 and 51 thereunder that authorizes CSW, Energy and/or CSWI to acquire the securities of direct or indirect subsidiaries of CSW, Energy or CSWI that will hold the securities of Rule 58 Companies and Foreign Service Companies, and (iv) under Section 13(b) of the Act, and Rules 83, 86, 87, 88, 90, 91 and 94 thereunder, that authorizes Rule 58 Companies and Foreign Service Companies to enter into contracts or agreements for services to be rendered by Central and South West Services, Inc. ("CSW Services") or the domestic operating utility subsidiaries of CSW (collectively, the "Operating Subsidiaries"), each in accordance with the terms, conditions and restrictions set forth in Section 7 of Item 1 of the Application-Declaration, except that (in accordance with Rule 83 under the Act) Foreign Service Companies seek to offer services to its affiliates that do not derive, directly or indirectly, any material part of its income from sources within the United States without regard to any of the restrictions of Rule 90(a)(2) under the Act. Under the current limitations set forth in Rule 58 under the Act, no Foreign Service Company will become a Rule 58 Company without further Commission approval or authorization.
                  As of the date of this Amendment No. 11 (post-effective),  the
Applicants have engaged (directly or indirectly) in domestic activities such as certain of those activities in which Rule 58 Companies will be engaged and in international activities such as certain of the Service Activities in which Foreign Service Companies will be engaged. Such domestic activities include (among others) performing operation and maintenance services for two related QFs in Florida in a manner that has resulted in high capacity factor, low cost operations of such QFs; design, engineering and construction management services to a QF in Texas in a manner that was on budget and on schedule; and refurbishing, operation and management services to an EWG in Texas in a manner that was on budget and on schedule. International activities include (among others) overseeing the management and the operation of a regional electric company in England in a manner that used CSW's experience managing the operation of domestic operating utility to realize certain operating efficiencies for such FUCO; designing, engineering, managing construction and providing operating services to a greenfield FUCO in Mexico; consulting with a government agency in New Zealand to operate a coal-fired electric generation plant in a more efficient, cost-effective manner; and acting as the lead investigator to perform the due diligence and evaluate the management and operation services of existing utility enterprises in connection with a joint bid in Turkey and Australia. Item
1. Description of the Proposed Transaction.
                  The  Application-Declaration  is hereby amended to replace the date "December 31, 1997" at each place that it occurs therein with the date "December 31, 2002."
                  Section  7 of Item 1 is  hereby  amended  to  delete  the last sentence  thereof in its entirety and replace such sentence with the  following:
"Energy does not and, without the prior approval or authority of the Commission, will not provide services to CSW Services or the Operating Subsidiaries."
     Item 1 of the Application-Declaration is hereby amended to add the following section at the end thereof:
                           "(11) Request for O&M Guarantee Authority. Energy and
         CSWI propose to hold the securities of direct or indirect subsidiaries of Energy or CSWI organized pursuant to authority (a) under Rule 58 ("Rule 58 Companies"), each of which subsidiaries will be an energy-related company, as such term is defined in Rule 58 under the Act, or (b) under authority of the Commission by order dated November 3, 1994 (HCAR No. 26156) and a supplemental order dated September 27, 1995 (HCAR No. 26383) making effective the application-declaration in File No. 70-8423 (collectively, the "Orders"), each of which subsidiaries will engage in Service Activities outside the United States ("Foreign Service Companies"), either directly or indirectly through subsidiaries ("O&M Holding Companies"). O&M Holding Companies will be special purpose subsidiaries that will hold the securities of Rule 58 Companies and Foreign Service Companies but will not engage in the activities to be performed by Rule 58 Companies or Foreign Service Companies. The Applicants will establish O&M Holding Companies to insulate CSW, Energy and CSWI from potential liability that may arise from the activities of Rule 58 Companies or Foreign Service Companies (e.g., potential personal injury liability, environmental liability, etc.). In addition, the Applicants may desire to consolidate certain accounting, legal and other overhead activities shared by Rule 58 Companies and Foreign Service Companies. O&M Holding Companies will maintain records sufficient to keep overhead charges applicable to Rule 58 Companies separate from Foreign Service Companies and to ensure that accurate Rule 24 reports may be made to the Commission in accordance with the Orders.
                           The  Applicants  anticipate  that each of the Rule 58
         Companies and Foreign Service Companies will require the ability to provide guarantees, letters of credit, bid bonds or other credit support to compete effectively in the marketplace and secure contracts to engage in energy-related activities and Service Activities, respectively. The inability of Rule 58 Companies and Foreign Service Companies to provide such guarantees, letters of credit, bid bonds or other credit support on a timely basis will variously prevent, hinder or make more costly CSW's participation in the markets for energy-related activities and Service Activities, respectively.
                           Energy and CSWI  therefore  request  authority  under
         this Application-Declaration to provide such guarantees of, and to arrange for letters of credit, bid bonds or similar credit support arrangements (collectively, "O&M Guarantees") concerning the performance and undertaking of obligations, directly or indirectly, to be incurred by Rule 58 Companies from time to time in connection with their performance of energy-related activities or Foreign Service Companies from time to time in connection with their performance of Service Activities in an aggregate amount not to exceed $200 million. The terms of, and any fees or interest payable in respect of, O&M Guarantees will be substantially on the terms of the Guarantees. The amount of any O&M Guarantees issued on behalf of any Rule 58 Company will be included in the calculation of CSW's "aggregate investment" in "energy-related companies," as each such term is defined in Rule 58(b) under the Act. The amount of any O&M Guarantees issued on behalf of any Foreign Service Company will not be included in the calculation of CSW's "aggregate investment" as defined under Rule 53(a)(1)(i) under the Act because such Foreign Service Companies will be neither an EWG nor a FUCO, and because the O&M Guarantees will be issued by Energy or CSWI, not CSW, and there will be no recourse to CSW under such O&M Guarantees.
                           The Applicants  believe that,  based on their current
         analysis of the domestic and international market for activities to be performed by Rule 58 Companies and Foreign Service Companies, many opportunities exist for CSW to market its expertise gained in the operation of the Operating Companies and its domestic and international nonutility enterprises. Under the privatization and deregulation underway or currently considered, both domestically and internationally, many older generating stations will have to be repowered to stay competitive, requiring expertise in design, engineering, construction management and low-cost operation and management of such generating stations. In addition, the privatization and deregulation of both domestic and international energy markets will provide opportunities for the marketing of expertise such as refurbishing boilers and other large industrial machinery with which CSW and its affiliates have substantial expertise due to their utility and nonutility operations.
                           The Applicants  believe that authority to issue up to
         $200 million of such O&M Guarantees may not be required in the first two years of marketing such services, but as privatization, deregulation and decentralization of energy markets, both domestically and internationally, come to fruition, the market for such services will be greatly increased. The Applicants desire to build a strong presence in the domestic and international markets today, to better seize opportunities and exploit a favorable reputation at such time. Currently, the Applicants believe that the market for such services is primarily in the international market, but believe that in a few years, with deregulation and competition, substantial activity should be expected domestically.
                           The  Applicants  seek  authority  of  the  Commission
         pursuant to Section 13(b) of the Act and Rules 83, 86, 87, 88, 90, 91 and 94 thereunder for CSW Services and the Operating Subsidiaries from time to time to enter into agreements to provide services to Rule 58 Companies and/or Foreign Service Companies. Such services will be provided in accordance with the terms, conditions and restrictions set forth in Section 7 of this Item 1 applicable to agreements for services to be provided by CSW Services or the Operating Subsidiaries to CSWI, CSWdM or CSWdM Servicios, except that (in accordance with Rule 83 under the Act) Foreign Service Companies may offer services to its affiliates that do not derive, directly or indirectly, any material part of its income from sources within the United States without regard to any of the restrictions of Rule 90(a)(2) under the Act. Without limiting the foregoing, (i) no more than 2% of the employees of the Operating Subsidiaries will at any time be providing services to CSWI, CSWdM, CSWdM Servicios, any EWG or FUCO held directly or indirectly by CSW or any Foreign Service Company, (ii) in no event will the provision of such services adversely affect the rate base or the costs to ratepayers of any such Operating Subsidiary and (iii) the Applicants will report to the Commission information in respect of such services on the Rule 24 Report to be provided under Section 7 of this Item 1 in accordance therewith.
                           The authority  requested  under this Section 11 shall
         expire on December 31, 2002, provided that the Applicants request that no additional authority of the Commission be required to maintain any O&M Guarantee issued on or before December 31, 2002 beyond such date. The Applicants believe that the $200 million authority sought in this Section will be sufficient to support the activities of Rule 58 Companies and Foreign Service Companies through such date.
                           Each of CSWI and  Energy (on behalf of itself and its
         subsidiary companies) will provide the Commission on a quarterly basis, within 60 days of the end of each calendar quarter, a certificate of notification pursuant to Rule 24 under the Act ("Certificate"). Each Certificate will state the amount and type of each investment made by CSWI or Energy, directly or indirectly, in CSWdM, CSWdM Services, any Foreign Service Company or any Project Parent in the previous quarter, and (under a confidential exhibit if not otherwise public) generally identify the facility with respect to which that Project Parent was organized. Each Certificate will also describe in reasonable detail the amount, type and (under a confidential exhibit) terms of securities issued by any Project Parent or any Foreign Service Company to third persons. Disclosure of these terms will include interest rate and maturity and the exchange rate conversion in the case of non-recourse indebtedness denominated in any currency other than U.S. dollars. In addition, each Certificate will include a balance sheet and quarterly income statement as of the relevant quarterly reporting date and information on intercompany service transactions with CSWI and its domestic subsidiaries. Information on intercompany service transactions will include the name of each domestic associate company providing services, a listing of services provided, the total number of employees provided and the total dollar amount of services provided, broken down by associate company. Further, each Certificate will indicate the aggregate outstanding amount, as of the relevant quarterly reporting date, of all guarantees issued by or for the account of CSW, CSWI, Energy and CSWdM under this Application-Declaration. No information otherwise required to be provided in a Certificate shall need to be reported therein if such information is being provided by CSWI or Energy to the Commission pursuant to an existing order (including the Orders) or is otherwise required to be reported on Form U-9C-3."
                  In addition to the authority under the Orders, CSW, Energy and
CSWI received authority of the Commission by a Memorandum Opinion and Order Amendment Prior Orders to Modify Limitation on Use of Proceeds of Financing Transactions for Investment in Exempt Wholesale Generators and Foreign Utility Companies and Guarantees of Obligations Thereof, dated January 24, 1997 (HCAR 35-26653), in File No. 70-8809, to invest in Exempt Projects in an aggregate amount up to 100% of CSW's "consolidated retained earnings" as determined in accordance with Rule 53(a)(1)(ii) under the Act for such investments for which there is recourse to CSW, to fund such investments from time to time through issuances by CSW, CSWI and/or Project Parents of stock, partnership interests, promissory notes, commercial paper or other debt or equity securities and for CSW to provide guarantees of, and to arrange for letters of credit, bid bonds or similar credit support arrangements in connection therewith.
Item 2.  Fees, Commissions and Expenses.
                  The  estimate of the  approximate  amount of fees and expenses payable in connection with this Amendment No. 11 (post-effective) is as follows:

         Counsel fees

         Milbank, Tweed, Hadley & McCloy............. 15,000.00

         Miscellaneous and incidental expenses
                  including travel, telephone,
                  postage and copying................  5,000.00

                           Total.....................$20,000.00


Item 3.  Applicable Statutory Provisions.
                  Sections 6(a), 7, 12(b) and 13(b) of the Act, and Rules 43, 83, 86, 87, 88, 90, 91 and 94 thereunder, are or may be applicable to the transactions proposed by this Amendment No. 10 (post-effective). Specifically, Sections 6(a), 7 and 12(b) of the Act and Rule 43 thereunder are or may be applicable to the issuance by Energy or CSWI of the O&M Guarantees. Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and Rules 43, 45 and 51 thereunder are or may be applicable to the issuance by O&M Holding Companies, and the acquisition by CSW, Energy or CSWI, directly or indirectly, of the securities of O&M Holding Companies. Section 13(b) of the Act and Rules 83, 86, 87, 88, 90, 91 and 94 thereunder are or may be applicable to the rendering of services by CSW Services or the Operating Subsidiaries to a Rule 58 Company or Foreign Service Company. To the extent any other sections of the Act, or rules thereunder, may be applicable to the proposed transactions, each of the Applicants hereby requests, for itself and its respective subsidiaries and associates, appropriate orders thereunder.
                  Rule 54 under the Act is satisfied because Rules 53(a), (b) and (c) are satisfied. As of June 30, 1997, CSW has invested approximately $910 million in the aggregate in Exempt Projects, or approximately 46% of $1,961 million, the average of CSW's consolidated retained earnings for the four consecutive quarters ended March 31, 1997, thus satisfying Rule 53(a)(1). CSW maintains in conformity with United States generally accepted accounting principles and makes available the books and records and financial statements required by Rule 53(a)(2). No more than 2% of the employees of CSW's domestic public utility subsidiaries presently render services to any Exempt Project in which CSW owns an interest, satisfying Rule 53(a)(3). CSW submitted those documents required by Rule 53(a)(4) to be submitted. None of the conditions described in Rule 53(b) exist with respect to CSW or any of its subsidiaries, thereby satisfying such rule and making Rule 53(c) inapplicable.
Item 4.  Regulatory Approval.
                  No state or federal regulatory authority, other than the Commission under the Act, has jurisdiction over the proposed transaction.
Item 5.  Procedure.
                  It is requested that the Commission issue and publish no later than August 8, 1997, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than September 2, 1997, as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the Commission and the Commission enter not later than September 3, 1997, an appropriate order granting and permitting this Application-Declaration to become effective.
                  The Applicants respectfully request that appropriate and timely action be taken by the Commission in this matter in order that the transactions contemplated by this Application-Declaration may take place in the time period for the transactions contemplated hereby.
                  No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter, unless such Division opposes the matters covered hereby. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that such order be made effective immediately upon the entry thereof. Item 6. Exhibits and Financial Statements.
         Exhibit 1 - Proposed Notice of Proceeding (previously filed).

         Exhibit 2  -      Preliminary Opinion of Milbank, Tweed, Hadley &
                           McCloy, counsel for CSW, Energy and CSWI.

         Exhibit 3 -       Financial Statements per book and pro forma as of
                           June 30, 1997 of CSW and Subsidiaries
                           (consolidated), CSW, Energy and CSWI.

Item 7.  Information as to Environmental Effects.
                  The proposed transactions do not involve major federal action having a significant effect on the human environment. See Item 1. No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  September  30, 1997


                                CENTRAL AND SOUTH WEST CORPORATION


                              By:/s/WENDY G. HARGUS
                                 Wendy G. Hargus
                                 Treasurer

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  September 30, 1997


                                 CSW ENERGY, INC.


                              By:/s/TERRY D. DENNIS
                                 Terry D. Dennis
                                 President and Chief Executive
                                 Officer

                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  September 30, 1997

                               CSW INTERNATIONAL, INC.


                              By:/s/TERRY D. DENNIS
                                 Terry D. Dennis
                                 President and Chief Executive
                                 Officer

                                INDEX OF EXHIBITS

    EXHIBIT                                                  TRANSMISSION
     NUMBER                       EXHIBIT                        METHOD
                         EXHIBIT
       1             Proposed Notice of Proceeding
                     (previously filed).                         ---

       2             Preliminary Opinion of Milbank, Tweed,
                     Hadley & McCloy, counsel for CSW,           ---
                     Energy and CSWI (to be filed by amendment).

       3             Financial Statements per book and pro       ---
                     forma as of June 30, 1997  of  CSW
                     and  Subsidiaries  (consolidated),  CSW,
                     Energy and CSWI (to be filed by amendment).



_____________
    1 CSW Services International, Inc., a Delaware corporation and a wholly-owned subsidiary of CSW Energy, Inc., was organized as a Rule 58 Company. As of the date of this Amendment No. 11 (post-effective), CSW owns no interest, directly or indirectly, in a Foreign Service Company.